Exhibit (a)(34)

IN THE UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

GOLD KIST INC., Plaintiff, v. PILGRIM’S PRIDE CORPORATION, et al., Defendants.	) ) ) ) ) ) ) ) ) )	CIVIL ACTION FILE NO. 1:06-CV-2441

MEMORANDUM OF LAW IN SUPPORT OF DEFENDANTS’

MOTION TO DISMISS FOR LACK OF PERSONAL JURISDICTION

Of Counsel:

BAKER & McKENZIE

Mark D. Taylor

Kimberly F. Rich

Adam T. Dougherty

Maricela Siewczynski

2300 Trammell Crow Center

2001 Ross Avenue

Dallas, TX 75201

Telephone: (214) 978-3089

Facsimile: (214) 978-9099

David J. Laing

Brian F. Burke

815 Connecticut Avenue, NW

Washington, DC 20006-4078

Telephone: (202) 452-7023

Facsimile: (202) 452-7074

Michael C. Russ (GA. Bar No. 620200)

Jeffrey S. Cashdan (GA. Bar No. 115775)

Shannon F. Cox (GA. Bar No. 192661)

Michael J. Cates (GA. Bar No. 116356)

KING & SPALDING LLP

1180 Peachtree Street, NE

Atlanta, GA 30309

Telephone: (404) 572-4600

Facsimile: (404) 572-5100

COUNSEL FOR DEFENDANTS GARY D.

TUCKER, ROBERT L. HENDRIX,

WALTER F. SHAFER, III, TIM THOMAS,

ROBERT A. WRIGHT, JANE T.

BROOKSHIRE, AND J. CLINTON RIVERS

Table of Contents

I.	PRELIMINARY STATEMENT	1

II.	FACTS	3

	A. Walter F. Shafer, III	3

	B. Tim Thomas	4

	C. Jane Brookshire	5

	D. Robert Wright	6

	E. Gary Tucker	7

	F. Robert Hendrix	8

	G. J. Clinton Rivers	9

III.	ARGUMENT AND ANALYSIS	10

	A. Plaintiff Cannot Meet Its Burden of Establishing Personal Jurisdiction Over the Individual Defendants.	10

	B. Georgia’s Long-Arm Statute Does Not Extend To The Individual Defendants.	11

	C. None Of The Individual Defendants Have The Requisite Minimum Contacts With Georgia To Support Personal Jurisdiction.	13

	1. Actions taken by the Individual Defendants in their corporate capacities are irrelevant to the personal jurisdiction analysis.	15

	2. Plaintiff cannot establish specific jurisdiction over the Individual Defendants.	16

	3. Plaintiff cannot establish general jurisdiction over the Individual Defendants.	18

	4. Exercising personal jurisdiction over the Individual Defendants would offend traditional notions of fair play and substantial justice.	19

IV.	CONCLUSION	23

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TABLE OF AUTHORITIES

FEDERAL CASES

Allegiant Physicians Services v. Sturdy Mem’l Hospital,
926 F. Supp. 1106 (N.D. Ga. 1996)	19

Asahi Metal Industry Co. v. Superior Court of California,
480 U.S. 102 (1987)	14, 15

Burger King Corp. v. Rudzewicz,
471 U.S. 462 (1985)	14, 17, 20

Calder v. Jones,
465 U.S. 783 (1984)	15

Commercial Casualty Insurance Co. v. BSE Management, Inc.,
734 F. Supp. 511 (N.D. Ga. 1990)	10

Hanson v. Denckla,
357 U.S. 235 (1958)	14

Helicopteros Nacionales de Colombia, S.A. v. Hall,
466 U.S. 408 (1984)	16, 18

Francosteel Corp. v. M/V Charm,
19 F.3d 624 (11th Cir. 1994)	14

International Shoe Co. v. Washington,
326 U.S. 310 (1945)	15

Madara v. Hall,
916 F.2d 1510 (11th Cir. 1990)	12, 17, 19, 20

Payne v. Kristofferson,
631 F. Supp. 39 (N.D. Ga. 1985)	10

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Sculptchair, Inc. v. Century Arts, Ltd.,
94 F.3d 623 (11th Cir. 1996)	11, 13-14, 17

Vermeulen v. Renault, U.S.A., Inc.,
985 F.2d 1534 (11th Cir. 1993)	17

STATE CASES

Innovative Clinical and Consulting Services v. First National Bank of Ames,
279 Ga. 672 (2005)	12

FEDERAL RULES

Fed. R. Civ. P. 4(e)	11

Fed. R. Civ. P. 12(b)(2)	1

Fed. R. Civ. P. 65(d)	21

STATE STATUTES

O.C.G.A. § 9-10-91	12

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Defendants Gary D. Tucker (“Tucker”), Robert L. Hendrix (“Hendrix”), Walter F. Shafer, III (“Shafer”), Tim Thomas (“Thomas”), Robert A. Wright (“Wright”), Jane T. Brookshire (“Brookshire”), and J. Clinton Rivers (“Rivers,” collectively the “Individual Defendants”)1 file this memorandum of points and authorities in support of their motion to dismiss for lack of personal jurisdiction pursuant to Federal Rule of Civil Procedure 12(b)(2) and show as follows.

I. PRELIMINARY STATEMENT

In an effort to further entrench corporate management and dodge marketplace forces, Plaintiff filed the instant lawsuit against Pilgrim’s Pride Corporation (“Pilgrim’s”), Protein Acquisition Corporation, Inc. (“PAC”), Goolsby, Moran, Pruitt and the Individual Defendants. The Individual Defendants consist of employees of Pilgrim’s who were named as defendants (in their individual capacity) in the action in blatant disregard of the fundamental requirements of personal jurisdiction. Plaintiff’s claims against the Individual

[1]	Defendants O.B. Goolsby (“Goolsby”), Joseph Moran (“Moran”) and Michael Pruitt (“Pruitt”) were individually named as Defendants in this lawsuit but are not joining in the instant motion to dismiss for lack of personal jurisdiction. Defendants Goolsby, Moran and Pruitt are expressly not included in the definition of “Individual Defendants,” as used herein.

Defendants are based on the single allegation that they consented to have their names listed on a proposed slate of nominees to the Gold Kist Board.2

Plaintiff’s Complaint fails to allege sufficient facts to support a finding of personal jurisdiction over the Individual Defendants. The Individual Defendants work and reside in Texas and do not have – and have not had – the requisite minimum contacts with Georgia as required under both the United States Constitution and the Georgia Long-Arm Statute. The dearth of jurisdictional allegations alone support dismissal of the claims against the Individual Defendants. Moreover, as detailed in the attached declarations of the Individual Defendants, the Individual Defendants do not maintain the requisite minimum contacts with Georgia to support an exercise of personal jurisdiction over them. Maintenance of this suit in Georgia would offend traditional notions of fair play and substantial justice. Therefore, the Individual Defendants respectfully submit that Plaintiff’s claims against the Individual Defendants should be dismissed pursuant to Federal Rule of Civil Procedure 12(b)(2).

[2]	Additional relevant factual background is set forth more fully in Defendants’ Motion to Dismiss Plaintiff’s Exchange Act Claims, filed concurrently herewith. For purposes of brevity and judicial efficiency, Defendants incorporate by reference the entirety of Section II of Defendants’ Memorandum of Law in Support of Defendants’ Motion to Dismiss Exchange Act Claims.

II. FACTS

Individual Defendants are not Georgia residents and do not have sufficient contacts with Georgia to be subject to personal jurisdiction in Georgia.

A.	Walter F. Shafer, III

As detailed in the attached declaration of Shafer, see Ex. 1, Declaration of Walter Shafer, III (“Shafer Decl.”), he has been an employee of Pilgrim’s for 15 years and his current title is Executive Vice President Prepared Foods. Shafer’s office is in Pittsburg, Texas, where the corporate headquarters of Pilgrim’s is located. He also resides in Pittsburg, Texas. Shafer does not maintain an office in Georgia, has never worked in Georgia, has never had a mailing address, post office box or telephone listing in Georgia, has never owned or rented real property in Georgia, has never had any personal bank accounts in Georgia, and has never paid any taxes in Georgia. Within the scope of his employment with Pilgrim’s and in a corporate capacity, he has traveled to Georgia for business purposes related to the Pilgrim’s’ Prepared Food plants. None of these travels to Georgia relate to the potential acquisition of Gold Kist or the underlying claims in the pending lawsuit. In his individual capacity, he has never traveled to Georgia for personal reasons with the exception of one football game last year and has never been involved in a lawsuit in Georgia, as a plaintiff or defendant. In his individual capacity, he has never purposefully or intentionally directed any activities or conduct toward Georgia. Nor, in his individual capacity, has Shafer ever engaged in any regular, continuous or ongoing relationships with Georgia.

B.	Tim Thomas

As detailed in the attached declaration of Thomas, see Ex. 2, Declaration of Tim Thomas (“Thomas Decl.”), he has been an employee of Pilgrim’s for 20 years and his current title is Senior Vice President Procurement. Thomas’s office is in Pittsburg and he resides in Mount Pleasant, Texas. He does not maintain an office in Georgia, has never worked in Georgia, has never had a mailing address, post office box or telephone listing in Georgia, has never owned or rented real property in Georgia, has never maintained any personal bank accounts in Georgia and has never paid any taxes in Georgia. Within the scope of his employment with Pilgrim’s and in a corporate capacity, Thomas has traveled to Georgia for business purposes and to attend industry conventions and meetings. None of these travels to Georgia relate to the potential acquisition of Gold Kist or the underlying claims in the pending lawsuit. In his individual capacity, he has never traveled to Georgia for personal reasons and has never been involved in a lawsuit in Georgia, as a plaintiff or defendant. In his individual capacity, he has never purposefully or intentionally directed any activities or conduct toward Georgia. Nor, in his individual capacity, has Thomas ever engaged in any regular, continuous or ongoing relationships with Georgia.

C.	Jane Brookshire

As detailed in the attached declaration of Brookshire, see Ex. 3, Declaration of Jane Brookshire (“Brookshire Decl.”), she has been an employee of Pilgrim’s since January 2001 and her current title is Executive Vice President Human Resources. Brookshire’s office is in Pittsburg, Texas; she does not maintain an office in Georgia. Brookshire currently resides in Mount Pleasant, Texas, but briefly lived in Georgia from the summer of 1972 to the summer of 1973 while her Marine Corps husband was stationed at Fort Benning. Other than her brief residence and employment in Georgia during that one year time period, Brookshire has not worked in Georgia, and has not had a mailing address, post office box or telephone listing in Georgia. Brookshire has never owned or rented real property in Georgia, has never maintained any personal bank accounts in Georgia and has never paid any taxes in Georgia. Within the scope of her employment with Pilgrim’s and in a corporate capacity, Brookshire has traveled to Georgia for business purposes and to attend industry conventions and meetings. None of these travels to Georgia relate to the potential acquisition of Gold Kist or the underlying claims in the pending lawsuit. In her individual capacity, she has made a few personal trips to Georgia to visit friends of her husband. Brookshire has never been involved in a lawsuit in Georgia, as a plaintiff or defendant. In her individual capacity, she has not purposefully or intentionally directed activities or conduct toward Georgia since 1973. Nor, in her individual capacity, has Brookshire engaged in any regular, continuous or ongoing relationships with Georgia since 1973.

D.	Robert Wright

As detailed in the attached declaration of Wright, see Ex. 4, Declaration of Robert Wright (“Wright Decl.”), he has been an employee of Pilgrim’s for three years and his current title is Executive Vice President Turkey and Sales and Marketing. Wright’s office is in Pittsburg, Texas; he does not maintain an office in Georgia. Wright resides in Longview, Texas, but briefly lived in Albany, Georgia from 1993 to 1995. Other than his brief residence and employment in Georgia during that time period, Wright has not worked in Georgia, and has not had a mailing address, post office box or telephone listing in Georgia. In the last ten years, Wright has not owned or rented real property in Georgia, maintained any personal bank accounts in Georgia and has never paid any taxes in Georgia. Within the scope of his employment with Pilgrim’s and in a corporate capacity, he has traveled to Georgia for business purposes and to attend business meetings.

None of these travels to Georgia relate to the potential acquisition of Gold Kist or the underlying claims in the pending lawsuit. In his individual capacity, Wright has not traveled to Georgia for personal reasons. In his individual capacity, he has not purposefully or intentionally directed activities or conduct toward Georgia in the last ten years. Nor, in his individual capacity, has Wright engaged in any regular, continuous or ongoing relationships with Georgia in the last ten years.

E.	Gary Tucker

As detailed in the attached declaration of Tucker, see Ex. 5, Declaration of Gary Tucker (“Tucker Decl.”), he has been an employee of Pilgrim’s since June 2003 and his current title is Senior Vice President, Corporate Controller. Tucker’s office is in Pittsburg, Texas and he resides in Pittsburg, Texas. He also maintains a residence in Oklahoma City, Oklahoma. He does not maintain an office in Georgia, has never worked in Georgia, has never had a mailing address, post office box or telephone listing in Georgia, has never owned or rented real property in Georgia, has never maintained any personal bank accounts in Georgia and has never paid any taxes in Georgia. Within the scope of his employment with Pilgrim’s and in a corporate capacity, Tucker has traveled to Georgia for business purposes related to the operations of Pilgrim’s in Georgia and to attend industry meetings and seminars. None of these travels to Georgia relate to the potential acquisition of Gold Kist or the underlying claims in the pending lawsuit. In his individual capacity, Tucker has never traveled to Georgia for personal reasons, with the exception of two short trips to Georgia earlier this year. Tucker has never been involved in a lawsuit in Georgia, as a plaintiff or defendant. In his individual capacity, he has never purposefully or intentionally directed any activities or conduct toward Georgia. Nor, in his individual capacity, has Tucker ever engaged in any regular, continuous or ongoing relationships with Georgia.

F.	Robert Hendrix

As detailed in the attached declaration of Hendrix, see Ex. 6, Declaration of Robert Hendrix (“Hendrix Decl.”), he has been an employee of Pilgrim’s for 32 years and his current title is Executive Vice President Tray Pack. Hendrix’s office is in Pittsburg, Texas and he also resides in Pittsburg, Texas. Hendrix does not maintain an office in Georgia, has never worked in Georgia, has never had a mailing address, post office box or telephone listing in Georgia, has never owned or rented real property in Georgia, has never had any personal bank accounts in Georgia, nor has he ever paid any taxes in Georgia. Within the scope of his employment with Pilgrim’s and in a corporate capacity, Hendrix has traveled to Georgia for business purposes related to Pilgrim’s Pride’s plants in Georgia one time in the last five years and has had communications with other Pilgrim’s Pride employees regarding business matters. None of these travels or communications to Georgia relate to the potential acquisition of Gold Kist or the underlying claims in the pending lawsuit. In his individual capacity, he has never traveled to Georgia for personal reasons (with the exception of attending the Southeastern Conference basketball tournament for four days) and has never been involved in a lawsuit in Georgia, as a plaintiff or defendant. In his individual capacity, he has never purposefully or intentionally directed any activities or conduct toward Georgia. Nor, in his individual capacity, has Hendrix ever engaged in any regular, continuous or ongoing relationships with Georgia.

G.	J. Clinton Rivers

As detailed in the attached declaration of Rivers, see Ex. 7, Declaration of Clinton Rivers (“Rivers Decl.”), he has been an employee of Pilgrim’s for 17 years and his current title is Chief Operating Officer. Rivers’ office is in Pittsburg, Texas and he resides in Mount Pleasant, Texas. Rivers does not maintain an office in Georgia, and has never worked in Georgia. Rivers was born in Georgia, however, he moved to Virginia approximately thirty-five (35) years ago and has not lived in Georgia since that move. Rivers has not had a mailing address, post office box or telephone listing in Georgia since he left Georgia approximately thirty-five (35) years ago. Rivers has never owned or rented real property in

Georgia, has never had any personal bank accounts in Georgia, nor has he ever paid any taxes in Georgia. Within the scope of his employment with Pilgrim’s and in a corporate capacity, Rivers has traveled to Georgia for business purposes related to Pilgrim’s Pride’s plants in Georgia and has had communications with other Pilgrim’s Pride employees regarding business matters. None of these travels or communications to Georgia relate to the potential acquisition of Gold Kist or the underlying claims in the pending lawsuit. In his individual capacity, he briefly visits Georgia several times a year (usually for two or four days) to visit family. In his individual capacity, he has never purposefully or intentionally directed any activities or conduct toward Georgia. Nor, in his individual capacity, has Rivers ever engaged in any regular, continuous or ongoing relationships with Georgia.

III. ARGUMENT AND ANALYSIS

A.	Plaintiff Cannot Meet Its Burden of Establishing Personal Jurisdiction Over the Individual Defendants.

On a motion to dismiss for lack of personal jurisdiction, the party attempting to invoke federal court jurisdiction over a non-resident defendant bears the burden of establishing the Court’s jurisdiction. Payne v. Kristofferson, 631 F. Supp. 39, 41 (N.D. Ga. 1985). The plaintiff must allege sufficient facts to establish the basis for the exercise of personal jurisdiction. Commercial Cas. Ins. Co. v. BSE Mgmt., Inc., 734 F. Supp. 511, 514 (N.D. Ga. 1990). “When a defendant raises through affidavits, documents or testimony a meritorious challenge to personal jurisdiction, the burden shifts to the plaintiff to prove jurisdiction by affidavits, testimony or documents.” Sculptchair, Inc. v. Century Arts, Ltd., 94 F.3d 623, 627 (11th Cir. 1996).

As detailed herein, the Individual Defendants have more than satisfied their burden of establishing the lack of personal jurisdiction and, accordingly, the burden shifts. Plaintiff is required to prove the existence of statutory and constitutional support for the exercise of personal jurisdiction over the Individual Defendants. This, Plaintiff cannot do.

Plaintiff’s Complaint fails to assert sufficient facts to establish the basis for personal jurisdiction over the Individual Defendants. Plaintiff fails to even specify whether any alleged personal jurisdiction is general or specific. Moreover, Plaintiff fails to allege the nature or regularity of any contacts between the Individual Defendants and the State of Georgia. Plaintiff simply fails to satisfy its burden of establishing a basis for finding personal jurisdiction over any of the Individual Defendants.

B.    Georgia’s Long-Arm Statute Does Not Extend To The Individual Defendants.

A federal court’s jurisdiction over a non-resident defendant is controlled by the laws of the forum state. Fed. R. Civ. P. 4(e). The reach of the Georgia long-

arm statute is a question of Georgia law. Therefore, federal courts are required to construe it as would the Georgia Supreme Court. Madara v. Hall, 916 F.2d 1510, 1514 (11th Cir. 1990). Georgia’s long-arm statute provides:

A court of this state may exercise personal jurisdiction over any non-resident . . . as to a cause of action arising from any acts, omissions, ownership, use, or possession enumerated in this Code section, in the same manner as if he were a resident of the state, if in person or through an agent, he:

(1) Transacts any business within this state;

(2) Commits a tortious act or omission within this state, except as to a cause of action for defamation of character arising from the act; or

(3) Commits a tortious injury in this state caused by an act or omission outside this state if the tort-feasor regularly does or solicits business, or engages in any other persistent course of conduct, or derives substantial revenue from goods used or consumed or services rendered in this state. . . .

O.C.G.A. § 9-10-91.

Subsection 1 of the state’s long-arm statute has been interpreted broadly by the Georgia Supreme Court. In Innovative Clinical and Consulting Services v. First National Bank of Ames, the Georgia Supreme Court “granted Georgia courts the unlimited authority to exercise personal jurisdiction over any non-resident who transacts any business in this State.” Innovative Clinical, 279 Ga. 672, 673 (2005). However, this broad exercise of jurisdiction is limited to the extent required by procedural due process. Id. Even a broad interpretation of Subsection 1 does not support jurisdiction over the Individual Defendants in this case because none of the Individual Defendants “transact business” in Georgia in their individual capacities.

Subsection 2 is not applicable because the Individual Defendants did not conduct any act or omission, in their individual capacities, in Georgia. See Shafer Decl., ¶¶ 7-10; Thomas Decl., ¶¶ 7-10; Brookshire Decl., ¶¶ 7-10; Wright Decl., ¶¶ 8,-10; Tucker Decl., ¶¶ 7-10; Hendrix Decl., ¶¶ 7-10; Rivers Decl., ¶¶ 7-10. Equally inapplicable, Subsection 3 requires “regular,” “persistent” or “substantial” contact with this State in order for Georgia courts to exercise personal jurisdiction over non-resident tortfeasors. See id. None of the Individual Defendants have regular, persistent, substantial or continuous contacts with Georgia in their individual capacities. See id.

For these reasons, the Individual Defendants are not subject to Georgia’s long-arm jurisdiction pursuant to O.C.G.A. § 9-10-91 and, therefore, this Court lacks personal jurisdiction over the Individual Defendants.

C.	NONE OF THE INDIVIDUAL DEFENDANTS HAVE THE REQUISITE MINIMUM CONTACTS WITH GEORGIA TO SUPPORT PERSONAL JURISDICTION.

Assuming arguendo that the reach of the Georgia long-arm statute extends to each Individual Defendant, this Court must next engage in a two-part inquiry to determine whether that reach comports with due process. Sculptchair, 94 F.3d at 630. First, each Individual Defendant must have established “minimum contacts” with Georgia. Id. Second, the exercise of personal jurisdiction over each Individual Defendant must not offend traditional notions of fair play and substantial justice. Id.; Francosteel Corp. v. M/V Charm, 19 F.3d 624, 627 (11th Cir. 1994).

“The Due Process Clause of the Fourteenth Amendment limits the power of a state court to exert personal jurisdiction over a non-resident defendant,” Asahi Metal Industry Co. v. Superior Court of California, 480 U.S. 102, 1088 (1987), by protecting “an individual’s liberty interest in not being subject to the binding judgments of a forum with which he has established no meaningful ‘contacts, ties or relations.’” Burger King Corp. v. Rudzewicz, 471 U.S. 462, 471-72 (1985) (citations omitted). Thus, the constitutional touchstone in the determination of whether the exercise of personal jurisdiction is proper “remains whether the defendant purposefully established ‘minimum contacts’ in the forum state.” Id. at 474. The United States Supreme Court requires that a non-resident defendant must have “purposefully availed” himself of the “privilege of conducting activities within the forum state” before personal jurisdiction may be properly exercised. Hanson v. Denckla, 357 U.S. 235, 253 (1958); see also Burger King, 471 U.S. at 474-75. “This purposeful availment requirement ensures that a defendant will not be haled into a jurisdiction solely as a result of random, fortuitous, or attenuated contacts or of the unilateral activity of another party or a third person.” Burger King, 471 U.S. at 475 (internal quotation omitted).

Importantly, even if the court determines that a defendant has purposefully established minimum contacts with the forum state, the exercise of jurisdiction over that defendant is only proper if it would otherwise comport with “fair play and substantial justice.” International Shoe Co. v. Washington, 326 U.S. 310, 320 (1945).

Judged by these standards, personal jurisdiction is unquestionably lacking over the Individual Defendants. There are no requisite minimum contacts with Georgia on the part of the Individual Defendants. Exercising jurisdiction over these Defendants would violate the due process clause, in light of the lack of contacts with Georgia as the forum state, and maintaining suit would offend traditional notions of fair play and substantial justice.

1.	Actions taken by the Individual Defendants in their corporate capacities are irrelevant to the personal jurisdiction analysis.

Each defendant’s contact with the forum state must be assessed individually. Asahi, 480 U.S. at 109 (personal jurisdiction “must be based on an act of the defendant”). Thus, this Court must judge the contacts of a corporation’s officers or directors separately from those of the corporation. Calder v. Jones, 465 U.S. 783, 790 (1984).

The only allegations made against the Individual Defendants in this lawsuit are: (1) that they consented to being named as nominees to serve on the Gold Kist

Board, see Compl, ¶ 29; and (2) that they are “the nominees for whose election as directors of Gold Kist proxies are being solicited.” Id., ¶ 68. These are actions taken by the Individual Defendants in their corporate capacities. Thus, the Individual Defendants are not subject to personal jurisdiction in Georgia as there are no requisite minimum contacts with Georgia on the part of the Individual Defendants in their individual capacities.

2.	Plaintiff cannot establish specific jurisdiction over the Individual Defendants.

Minimum contacts are not established unless a court finds it has either specific or general jurisdiction over the defendant. Plaintiff’s Complaint fails to specify whether it alleges specific or general jurisdiction and, thus, the Individual Defendants address the lack of both specific and general jurisdiction.

A court cannot exercise specific jurisdiction over a non-resident defendant unless the defendant’s activities were “purposefully directed” to the forum state and the litigation resulted from alleged injuries that “arise out of” or “relate to” those activities. Helicopteros Nacionales de Colombia, S.A. v. Hall, 466 U.S. 408, 414 (1984). The Eleventh Circuit defined three criteria that must be satisfied in order to find sufficient minimum contacts for purposes of specific jurisdiction: (1) the contacts must be related to the plaintiff’s cause of action or have given rise to it; (2) the contacts must involve some act by which the defendant purposefully avails itself of the privilege of conducting activities within the forum thereby invoking the benefits and protection of its laws; and (3) the defendant’s contacts with the forum must be such that the defendant should reasonably anticipate being haled into court there. Sculptchair, 94 F.3d at 630; Vermeulen v. Renault, U.S.A., Inc., 985 F.2d 1534, 1545 (11th Cir. 1993). Plaintiff’s Complaint fails to establish the basis for finding that the three requirements are satisfied. Moreover, the declarations of the Individual Defendants preclude any finding that the Individual Defendants maintained sufficient minimum contacts to justify the exercise of personal jurisdiction over them. See Exs. 1-7. The undisputed facts establish the utter lack of any contacts with Georgia, much less purposeful availment or direction within the state.

In addition, minimum contacts may not be the result of the unilateral activity of a third party. Madara, 916 F.2d at 1516. “Jurisdiction is proper where the defendant’s contacts with the forum proximately result from actions by the defendant himself that create a ‘substantial connection’ with the forum state.” Id. (quoting Burger King, 471 U.S. at 475) (emphasis in original). Thus, actions taken by Defendants Pilgrim’s or Goolsby are not imparted to the Individual Defendants for purposes of personal jurisdiction.

This Court does not have specific jurisdiction over the Individual Defendants because the Individual Defendants did not purposefully direct their activities to Georgia and Plaintiff’s causes of action do not arise from or relate to Defendants’ contacts – or lack thereof – with Georgia.

3.	Plaintiff cannot establish general jurisdiction over the Individual Defendants.

General jurisdiction need not arise out of defendant’s activities in the forum. However, a court cannot exercise general jurisdiction over a non-resident defendant unless there are continuous and systematic contacts between the non-resident defendant and the forum state. See Helicopteros, 466 U.S. at 416. This Court does not have general jurisdiction over the Individual Defendants because the Individual Defendants do not have and have not had continuous or systematic contacts with Georgia. See Exs. 1-7.

The Individual Defendants have not had contacts with Georgia arising from or directly relating to Plaintiff’s causes of action. Id. The foregoing clearly demonstrates that general jurisdiction does not and cannot exist over the Individual Defendants.

4.	Exercising personal jurisdiction over the Individual Defendants would offend traditional notions of fair play and substantial justice.

Assuming arguendo that a determination is made that either or both general or specific jurisdiction exists over the Individual Defendants, the final prong of the jurisdictional analysis, “fair play and substantial justice,” prevents the exercise of personal jurisdiction over the Individual Defendants. The court must consider the Individual Defendants’ contacts in light of additional factors to determine whether the assertion of personal jurisdiction comports with fair play and substantial justice. Madara, 916 F.2d at 1517.

The requirement of fair play informs the court’s analysis of what constitutes minimum contacts sufficient to confer jurisdiction. Where factors supporting fair play are absent, a court may not assert personal jurisdiction even if the defendant’s contacts with the forum are several. Id. Moreover, even if a defendant has purposefully engaged in activities in the forum, minimum requirements of fair play and substantial justice may defeat the reasonableness of asserting personal jurisdiction. Allegiant Physicians Servs. v. Sturdy Mem’l Hosp., 926 F. Supp. 1106, 1114 (N.D. Ga. 1996).

In order to make this determination, this Court must consider relevant factors including “the burden on the defendant in defending the lawsuit, the forum state’s interest in adjudicating the dispute, the plaintiff’s interest in obtaining convenient and effective relief, the interstate judicial system’s interest in obtaining the most efficient resolution of controversies and the shared interest of the states in furthering fundamental substantial social policies.” Madara, 916 F.2d at 1517 (citing Burger King, 471 U.S. at 477). An examination of these factors leads to the conclusion that an assumption of jurisdiction in this case would offend traditional notions of fair play and substantial justice.

The Court should decline to exercise jurisdiction over these non-resident Individual Defendants because a significant and extreme burden would be imposed – and is being imposed – if the Individual Defendants are required to defend themselves in Georgia. None of the Individual Defendants live or work in Georgia. The costs, time and effort associated with each of the seven Individual Defendants defending a lawsuit in another state are significant. The undue burdens the Individual Defendants will face if forced to litigate in Georgia include duplicate legal counsel (local counsel in addition to regular outside counsel) and extensive travel for trial and possibly depositions.

Georgia has little discernable interest in adjudicating these claims against the Individual Defendants. None of the Defendants, including the Individual Defendants, are residents of Georgia. Nowhere in the Complaint does Plaintiff enumerate any specific conduct on the part of the Individual Defendants occurring or directed toward Georgia – they simply consented to be nominated by other parties. In addition, the Complaint does not allege that any of the Individual Defendants’ specific conduct in Georgia caused Plaintiff’s claimed injury.

Moreover, it would be in violation of the spirit of fair play and substantial justice to require that the Individual Defendants suffer the burden of defending themselves against Plaintiff’s claims in Georgia because Plaintiff is not seeking a form of relief from the Individual Defendants in this lawsuit. The only form of relief prayed for by Plaintiff in the Complaint is an injunction that would prohibit Pilgrim’s, Goolsby, and PAC from: (1) taking action in furtherance of their effort to elect the slate of nominees; (2) violating securities laws; and (3) making future proposals to Gold Kist or its shareholders. See Compl. at 30-31. Assuming that this Court dismisses the Individual Defendants from this lawsuit, if Plaintiff is successful on the merits of its claims, Plaintiff will obtain an injunction that will prohibit the Individual Defendants from taking all of the actions that it seeks to enjoin because an injunction against Pilgrim’s would be binding on Pilgrim’s, as well as its “officers, agents, servants, employees, attorneys, and upon those persons in active concert or in participation with them.” See Fed. R. Civ. P. 65(d). Therefore, because Plaintiff does not seek damages or injunctive relief against the

Individual Defendants in their individual capacities, the Individual Defendants are not necessary parties to this litigation and Plaintiff gains nothing by requiring that they defend themselves in this inconvenient forum.

Furthermore, even if Plaintiff believed that it was entitled to some form of relief from the Individual Defendants, which does not appear to be the case based upon the allegations as pled in the Complaint, Plaintiff does not need this court to obtain convenient and effective relief. Plaintiff can pursue its claims against the Individual Defendants (and all other Defendants) in another appropriate forum – Texas. The Court’s assumption of jurisdiction over the Individual Defendants in this matter would allow Plaintiff to prosecute its suit in its choice of forum, even though Plaintiff can obtain the same or similar relief in Texas without imposing the same burdens upon the Individual Defendants.

The interest of the interstate judicial system in obtaining the most efficient resolution of the dispute weighs in favor of dismissing the Individual Defendants. Dismissal of the Individual Defendants with no contacts with Georgia will not hinder the efficient resolution of the issues between the remaining parties.

Likewise, the shared interest of the states in furthering fundamental substantive social policies weighs in favor of dismissing the Individual Defendants. Exercising personal jurisdiction over non-resident individuals with no regular or systematic personal contacts with the forum negatively impacts each state’s protection of its residents. The Court’s assumption of jurisdiction would offend traditional notions of fair play and substantial justice.

IV. CONCLUSION

The case law is clear—because the Individual Defendants lack sufficient contacts with Georgia and because the Court’s assumption of jurisdiction would offend traditional notions of fair play and substantial justice, no personal jurisdiction exists over the Individual Defendants in Georgia. Therefore, the Fourteenth Amendment to the United States Constitution, as well as the Georgia Long-Arm Statute, mandate the claims against the Individual Defendants be dismissed.

WHEREFORE, Defendants Gary D. Tucker, Robert L. Hendrix, Walter F. Shafer, III, Tim Thomas, Robert A. Wright, Jane T. Brookshire, and J. Clinton Rivers respectfully request that this Court grant their motion to dismiss.

Respectfully submitted, this 10th day of November, 2006.

Of Counsel:	/s/Michael C. Russ
Mark D. Taylor (pro hac vice pending)	Michael C. Russ
Texas Bar No. 19713250	Georgia Bar No. 620200
Kimberly F. Rich (pro hac vice pending)	Jeffrey S. Cashdan
Texas Bar No. 24010344	Georgia Bar No. 115775
Adam T. Dougherty (pro hac vice pending)	Shannon F. Cox
Texas Bar No. 24026809	Georgia Bar No. 192661
Maricela Siewczynski (pro hac vice pending)	Michael J. Cates
Texas Bar No. 24032753	Georgia Bar No. 116356

BAKER & McKENZIE	KING & SPALDING LLP
2300 Trammell Crow Center	1180 Peachtree Street, NE
2001 Ross Avenue	Atlanta, GA 30309
Dallas, TX 75201	Telephone: (404) 572-4600
Telephone: (214) 978-3089	Facsimile: (404) 572-5100
Facsimile: (214) 978-9099

David J. Laing (pro hac vice pending)
Brian F. Burke (pro hac vice pending)

BAKER & McKENZIE
815 Connecticut Avenue, NW
Washington, DC 20006-4078
Telephone: (202) 452-7023
Facsimile: (202) 452-7074

COUNSEL FOR DEFENDANTS GARY D.

TUCKER, ROBERT L. HENDRIX, WALTER

F. SHAFER, III, TIM THOMAS, ROBERT A.

WRIGHT, JANE T. BROOKSHIRE, AND J.

CLINTON RIVERS

CERTIFICATE OF COMPLIANCE

Pursuant to Rule 7.1(D) of the Local Rules of the Northern District of Georgia, counsel for Defendants hereby certifies that this Memorandum was prepared in a font and point selection approved by this Court and authorized in Local Rule 5.1B.

CERTIFICATE OF SERVICE

I do hereby certify that I have this day electronically filed the foregoing MEMORANDUM OF LAW IN SUPPORT OF DEFENDANTS’ MOTION TO DISMISS FOR LACK OF PERSONAL JURISDICTION with the Clerk of Court using the CM/ECF system, which will automatically send email notification of such filing to the following attorneys of record:

Peter Kontio

Kevin E. Grady

Jay D. Bennett

Theodore J. Sawicki

Kristine McAlister Brown

Valarie C. Williams

ALSTON & BIRD LLP

1201 West Peachtree Street

Atlanta, GA 30309-3424

This 10th day of November, 2006.

/s/Michael J. Cates

Michael J. Cates